

December 16, 2010

Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street P.O. Box 7000
El Dorado, AR 71731-7000

Re: Murphy Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Response Letter Dated December 3, 2010
File No. 1-08590

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 1 from our letter dated November 18, 2010. Please quantify the resources available for use in the Oil Spill Response Plan, including resources available to the company provided by O'Brien's Response Management Incorporated, the Clean Gulf Associates, the National Response Corporation, the Marine Preservation Association, and the Airborne Support Incorporated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director